File Reference 82-34868

Fisher & Paykel Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

6 July 2006

SUPPL

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868

The attached documents were lodged with the New Zealand Stock Exchange [NZX] and Australian Stock Exchanges [ASX] from 30 June 2006 to 6 July 2006.

Accordingly a copy of these document are furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868. [Refer Appendix 1]

Yours faithfully

M D Richardson
Chief Financial Officer

dw 7/14

Enclosures: Per Attachment 1

Attachments:

1. ASX/NZX Copy of ASM Proxy Form dated 30 June 2006
2. NZX Notice of Issue of Securities dated 30 June 2006
3. ASX Appendix 3B dated 30 June 2006
4. NZX Ongoing Disclosure J W Wardrop dated 30 June 2006
5. NZX Notice of Issue of Securities dated 3 July 2006
6. ASX Appendix 3B dated 3 July 2006
7. NZX Ongoing Disclosure M D Richardson dated 3 July 2006
8. NZX Notice of Issue of Securities dated 4 July 2006
9. ASX Appendix 3B dated 4 July 2006
10. NZX Ongoing Disclosure M D Church dated 5 July 2006
11. NZX Notice of Issue of Securities dated 5 July 2006
12. ASX Appendix 3B dated 5 July 2006
13. NZX Ongoing Disclosure C G Douglas dated 6 July 2006

View Announcement

Headline	Proxy Form Issued
Announcement text	Copy of Annual Shareholders Meeting Proxy form as despatched to Shareholders.
Embargo Until	None

Description	Type	Size (kb)	Action
Proxy form	PDF file	592	

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Last 5 Released Announcement(s)

- Proxy Form Issued
  Released - 30 Jun 2006 at 02:58:28 PM
- Notice of Issue of Securities
  Released - 29 Jun 2006 at 02:41:43 PM
- Ongoing Disclosre - P Brockett
  Released - 29 Jun 2006 at 02:36:54 PM
- Ongoing Disclosure - B J Nowell
  Released - 29 Jun 2006 at 02:35:07 PM
- Ongoing Disclosure - J W Wardrop
  Released - 28 Jun 2006 at 02:35:35 PM

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Logged in (1)

- *L Ross*

Annual Meeting of Shareholders of Fisher & Paykel Appliances Holdings Limited Guineas Lounge, Ellerslie Convention Centre, Auckland Monday 21 August 2006 at 2.00pm

SECTION 1: ADMISSION CARD

If you propose to ATTEND the Annual Meeting:
Bring this Admission Card, Proxy Form and Voting Instructions/Voting Paper intact.

If you do NOT propose to ATTEND the Annual Meeting but wish to be represented by proxy:
Complete and sign the Proxy and Voting Instruction sections below, detach this Admission Card and fold the form as indicated, seal and mail it to the Company's Share Registrar (see over for mailing/delivery instructions).

Common Shareholder No. (CSN)

TEAR

SECTION 2: PROXY FORM (for use if you are unable to attend the meeting)

Common Shareholder No. (CSN) No. of Voting Securities

I/We

being a Shareholder/Shareholders of FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

hereby appoint* ______________________________

or, failing him/her ______________________________

as my/our proxy to vote for me/us on my/our behalf at the 2006 Annual Meeting of Shareholders of the Company to be held on Monday 21 August 2006 at the Guineas Lounge, Ellerslie Convention Centre, Auckland, New Zealand commencing at 2.00pm and at any adjournment thereof.

**If you wish, you may appoint as your proxy "The Chairman of the Meeting".*

Unless otherwise instructed, the proxy will vote as he or she thinks fit. Should you wish to direct the proxy how to vote, please indicate with a (✓) in the appropriate boxes below.

SECTION 3: VOTING INSTRUCTIONS/VOTING PAPER

This part of the form can be used either as voting instructions for a proxy or as a voting paper at the meeting (if a poll is called). This form is to be used to vote as follows on the following resolutions.

FOLD

TICK (✓) IN BOX TO RECORD YOUR VOTE

Ordinary Business:

		IN FAVOUR	AGAINST
1	To receive and consider the financial statements and the auditors' report for the year ended 31 March 2006.*		
2 i	To re-elect Norman Geary as a Director.	☐	☐
ii	To re-elect John Gilks as a Director.	☐	☐
iii	To re-elect Gary Paykel as a Director.	☐	☐
3	To authorise the directors to fix the fees and expenses of PricewaterhouseCoopers, as the Company's auditors.	☐	☐

**Voting on this item is not required - refer Procedural Note i. in Notice of Annual Shareholders Meeting.*

Signed this ____________ day of ______________________ 2006

Signature/s ______________________ ______________________

Notes:

1 For your vote to be counted, completed proxy forms must be lodged at the office of the Company's Share Registrar, Computershare Investor Services Limited, at either Private Bag 92119, Auckland 1020, New Zealand or at Level 2, 159 Hurstmere Road, Takapuna, North Shore City, Auckland, New Zealand not later than 2.00pm on 19 August 2006.

2 A proxy can be any person of the Shareholder's choice and does not have to be a Shareholder. If you wish, you can appoint the Chairman of the Meeting as your proxy. If the form is returned without a direction as to how the proxy shall act on a resolution the proxy will exercise the proxy's discretion as to whether to vote and, if so, how. If a proxy is a "disqualified person" for the purposes of the NZSX Listing Rules in respect of a resolution, neither that proxy nor any of that proxy's associated persons may vote any undirected proxies on that resolution.

3. All joint holders must sign. A corporation may sign under the hand of a duly authorised officer. If the form is signed under power of attorney a certificate of non-revocation must be completed and the power of attorney also forwarded, unless it has already been noted by the Company.

Tear

Tear

FreePost Authority Number 2888

Free

The Share Registrar
Fisher & Paykel Appliances Holdings Limited
C/- Computershare Investor Services Ltd
Private Bag 92119
Auckland 1020
New Zealand

Fold

Fold

MAILING/DELIVERY INSTRUCTIONS	
1.	**If mailing Proxy Form from within New Zealand**, use this Proxy Form as a reply paid envelope by following the directions below: i Tear off Admission Card ii Fold along line indicated iii Seal with tape.
2.	**If mailing Proxy Form from outside New Zealand**, place Proxy Form in an envelope and affix the necessary postage from the country of mailing. Address to: The Share Registrar Fisher & Paykel Appliances Holdings Limited c/- Computershare Investor Services Limited Private Bag 92119 Auckland 1020 New Zealand
3.	**If delivering Proxy Form by hand or by courier**, the physical street address of the Company's Share Registrar is Computershare Investor Services Limited, Level 2, 159 Hurstmere Road, Takapuna, North Shore City, Auckland, New Zealand.

TO MAIL, FOLD AND SEAL WITH TAPE

View Announcement

Headline	Notice of Issue of Securities
Announcement text	Fisher & Paykel Appliances Holdings Limited Stock Exchange Release NZX 30 June 2006

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 40,000

3. Principal Terms of the Securities : Issue of 40,000 Ordinary Shares following the exercise of 40,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

4. Issue Price : 40,000 Shares @ NZ$2.525

5. Date of Issue : 30 June 2006

6. Number and Class of All Securities Quoted, Including This Issue : 277,781,509 Ordinary Shares

7. Number and Class of All Securities Not Quoted : 8,778,697 Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Embargo Until None

Description	Type	Size (kb)	Action
Notice of Issue of Securities	PDF file	12	

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Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release NZX 30 June 2006

Notice of Issue of Securities

1.	Class of Securities Issued	:	Ordinary Shares
2.	Number of Securities Issued	:	40,000
3.	Principal Terms of the Securities	:	Issue of 40,000 Ordinary Shares following the exercise of 40,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.
4.	Issue Price	:	40,000 Shares @ NZ$2.525
5.	Date of Issue	:	30 June 2006
6.	Number and Class of All Securities Quoted, Including This Issue	:	277,781,509 Ordinary Shares
7.	Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares	:	8,778,697

M D Richardson
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	40,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of 40,000 Ordinary Shares following the exercise of 40,000 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	40,000 Shares @ NZ$2.525 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee Share Option Scheme
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 June 2006, inclusive

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	277,781,509	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,778,697	Ordinary Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 30 June 2006

Print name: M D Richardson

== == == == ==

+ See chapter 19 for defined terms.

View Announcement

Headline Ongoing Disclosure J W Wardrop

Announcement text

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice). Ö
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name John William Wardrop
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Human Resources and Cost Management
5 Date of this disclosure notice 30 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) John William Wardrop
7. Class and type of security3 (as required by regulation 6B or regulation 8) Options to Buy Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 28 June 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 29 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Exercise of Options to Buy Ordinary Shares
14. Consideration8 (as required by regulation 10) Nil
15. Number of securities held prior, set out by class and type (as required by regulation 8) 386,670 Options to Buy Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 66,670 Options to Buy Ordinary Shares

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 320,000 Options to Buy Ordinary Shares

G. Signature
J W Wardrop

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice). Ö
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name John William Wardrop
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.

4. Position you hold in the issuer Vice President Human Resources and Cost Management
5 Date of this disclosure notice 30 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) John William Wardrop
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 28 June 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 29 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Acquisition of Ordinary Shares
14. Consideration8 (as required by regulation 10) $2.305 per
15. Number of securities held prior, set out by class and type (as required by regulation 8) 51,256 Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 66,670 Ordinary Shares

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 117,926 Ordinary Shares

G. Signature
J W Wardrop

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice). Ö
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name John William Wardrop
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Human Resources and Cost Management
5 Date of this disclosure notice 30 June 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) John William Wardrop
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 28 June 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 29 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Disposal of Ordinary Shares
14. Consideration8 (as required by regulation 10) $4.6868 per

15. Number of securities held prior, set out by class and type (as required by regulation 8) 117,926 Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 66,670

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 51,256 Ordinary Shares

G. Signature
J W Wardrop

Embargo Until None

Description	Type	Size (kb)	Action
Ongoing Disclosure J W Wardrp	PDF file	38	

This announcement has no comments.

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	John William Wardrop
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Vice President Human Resources and Cost Management
5	Date of this disclosure notice	30 June 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	John William Wardrop
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Options to Buy Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	*Date of last disclosure*[5] *(as required by regulation* 13)	28 June 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	29 June 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Exercise of Options to Buy Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	Nil
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	386,670 Options to Buy Ordinary Shares
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	66,670 Options to Buy Ordinary Shares

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	320,000 Options to Buy Ordinary Shares

G. Signature

J W Wardrop

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	John William Wardrop
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Vice President Human Resources and Cost Management
5	Date of this disclosure notice	30 June 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	John William Wardrop
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	28 June 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	29 June 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Acquisition of Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	$2.305 per
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	51,256 Ordinary Shares
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	66,670 Ordinary Shares

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Beneficial: 117,926 Ordinary Shares

G. Signature

J W Wardrop

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	John William Wardrop
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Vice President Human Resources and Cost Management
5	Date of this disclosure notice	30 June 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	John William Wardrop
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	28 June 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	29 June 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Disposal of Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	$4.6868 per
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	117,926 Ordinary Shares
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	66,670

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Beneficial: 51,256 Ordinary Shares

G. Signature

J W Wardrop

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View Announcement

Headline	Notice of Issue of Securities
Announcement text	Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release NZX 3 July 2006

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 93,334

3. Principal Terms of the Securities : Issue of 66,668 Ordinary Shares following the exercise of 66,668 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.

Lapse of 40,001 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

Issue of 26,666 Ordinary Shares following the exercise of 26,666 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

Lapse of 80,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2004.

4. Issue Price : 66,668 Shares @ NZ$2.305
26,666 Shares @ NZ$2.525

5. Date of Issue : 3 July 2006

6. Number and Class of All Securities Quoted, Including This Issue : 277,874,843 Ordinary Shares

7. Number and Class of All Securities Not Quoted : 8,565,362 Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

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Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release NZX 3 July 2006

Notice of Issue of Securities

1.	Class of Securities Issued	:	Ordinary Shares
2.	Number of Securities Issued	:	93,334
3.	Principal Terms of the Securities	:	Issue of 66,668 Ordinary Shares following the exercise of 66,668 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. Lapse of 40,001 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002. Issue of 26,666 Ordinary Shares following the exercise of 26,666 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002. Lapse of 80,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2004.
4.	Issue Price	:	66,668 Shares @ NZ$2.305 26,666 Shares @ NZ$2.525
5.	Date of Issue	:	3 July 2006
6.	Number and Class of All Securities Quoted, Including This Issue	:	277,874,843 Ordinary Shares
7.	Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares	:	8,565,362

M D Richardson
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	93,334

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of 66,668 Ordinary Shares following the exercise of 66,668 Options granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. Lapse of 40,001 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002. Issue of 26,666 Ordinary Shares following the exercise of 26,666 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002. Lapse of 80,000 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2004.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	66,668 Shares @ NZ$2.305 per Ordinary Share 26,666 Shares @ NZ$2.525 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee Share Option Scheme
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 July 2006, inclusive

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	277,874,843	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,565,362	Ordinary Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 3 July 2006

Print name: M D Richardson

== == == == ==

+ See chapter 19 for defined terms.

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Headline	Ongoing Disclosure - M D Richardson
Announcement text	Disclosure Notice* Disclosure of directors' and officers' relevant interests Section 19T, Securities Markets Act 1988 A. Disclosure obligation (tick box to note which disclosure obligation applies)** Initial disclosure (complete Parts A, B, C, D, F and G of this notice). ☐Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice). B. Preliminary 1. Name Mark David Richardson 2. Name of issuer Fisher & Paykel Appliances Holdings Limited 3. Name of related body corporate (if applicable)1 N.A. 4. Position you hold in the issuer Chief Financial Officer and Company Secretary 5 Date of this disclosure notice 3 July 2006 C. Nature of relevant interest 6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Mark David Richardson 7. Class and type of security3 (as required by regulation 6B or regulation 8) Options to Buy Ordinary Shares 8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial D. Date (for initial disclosure) 9. Date of disclosure obligation (as required by regulation 6C) - E. Transaction (for ongoing disclosure) 10. Date of last disclosure5 (as required by regulation 13) 21 June 2006 11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 30 June 2006 12. Number of transactions6 (as required by regulation 12(2), if applicable) One 13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Exercise of Options to Buy Ordinary Shares 14. Consideration8 (as required by regulation 10) Nil 15. Number of securities held prior, set out by class and type (as required by regulation 8) 280,000 Options to Buy Ordinary Shares 16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 40,000 Options to Buy Ordinary Shares F. Extent of relevant interest 17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 240,000 Options to Buy Ordinary Shares G. Signature M D Richardson Disclosure Notice* Disclosure of directors' and officers' relevant interests Section 19T, Securities Markets Act 1988 A. Disclosure obligation (tick box to note which disclosure obligation applies)** Initial disclosure (complete Parts A, B, C, D, F and G of this notice). ☐Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice). B. Preliminary 1. Name Mark David Richardson

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- Ongoing Disclosure J W Wardrop *Released - 30 Jun 2006 at 04:19:53 PM*
- Notice of Issue of Securities *Released - 30 Jun 2006 at 03:41:10 PM*
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- *L Ross*

2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Chief Financial Officer and Company Secretary
5 Date of this disclosure notice 3 July 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Mark David Richardson
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 21 June 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 30 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Acquisition of Ordinary Shares
14. Consideration8 (as required by regulation 10) 40,000 @ $2.525 per
15. Number of securities held prior, set out by class and type (as required by regulation 8) 872
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 40,000

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 40,872 Ordinary Shares

H. Signature
M D Richardson

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
☐Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Mark David Richardson
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Chief Financial Officer and Company Secretary
5 Date of this disclosure notice 3 July 2007

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Mark David Richardson
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 21 June 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 30 June 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Disposal of Ordinary Shares
14. Consideration8 (as required by regulation 10) $4.658 per
15. Number of securities held prior, set out by class and type (as required by regulation 8) 40,872
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 40,000

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 872 Ordinary Shares

I. Signature
M D Richardson

Embargo Until None

Description	Type	Size (kb)	Action
Ongoing Disclosure M Richardson	PDF file	39	

This announcement has no comments.

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Mark David Richardson
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Chief Financial Officer and Company Secretary
5	Date of this disclosure notice	3 July 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Mark David Richardson
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Options to Buy Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	21 June 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	30 June 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Exercise of Options to Buy Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	Nil
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	280,000 Options to Buy Ordinary Shares
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	40,000 Options to Buy Ordinary Shares

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	240,000 Options to Buy Ordinary Shares

G. Signature

M D Richardson

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Mark David Richardson
2.	*Name of issuer*	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Chief Financial Officer and Company Secretary
5	Date of this disclosure notice	3 July 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Mark David Richardson
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	21 June 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	30 June 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Acquisition of Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	40,000 @ $2.525 per
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	872
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	40,000

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Beneficial: 40,872 Ordinary Shares

H. Signature



M D Richardson

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Mark David Richardson
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Chief Financial Officer and Company Secretary
5	Date of this disclosure notice	3 July 2007

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Mark David Richardson
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	21 June 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	30 June 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Disposal of Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	$4.658 per
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	40,872
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	40,000

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Beneficial: 872 Ordinary Shares

I. Signature

M D Richardson

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Headline	Notice of Issue of Securities
Announcement text	Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release 4 July 2006

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 108,000

3. Principal Terms of the Securities : Issue of 108,000 Ordinary Shares following the exercise of 108,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.

4. Issue Price : 108,000 Shares @ NZ$2.305

5. Date of Issue : 4 July 2006

6. Number and Class of All Securities Quoted, Including This Issue : 277,982,843 Ordinary Shares

7. Number and Class of All Securities Not Quoted : 8,457,362 Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Embargo Until None

Description	Type	Size (kb)	Action
Notice of Issue of Securities	PDF file	12	

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- Notice of Issue of Securities
  Status: *Waiting for review*
  Sent - 4 Jul 2006 at 03:58:56 PM

Last 5 Released Announcement(s)

- Ongoing Disclosure - M D Richardson
  Released - 3 Jul 2006 at 11:43:18 AM
- Notice of Issue of Securities
  Released - 3 Jul 2006 at 10:55:44 AM
- Ongoing Disclosure J W Wardrop
  Released - 30 Jun 2006 at 04:19:53 PM
- Notice of Issue of Securities
  Released - 30 Jun 2006 at 03:41:10 PM
- Proxy Form Issued
  Released - 30 Jun 2006 at 02:58:28 PM

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Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release 4 July 2006

Notice of Issue of Securities

1.	Class of Securities Issued	:	Ordinary Shares
2.	Number of Securities Issued	:	108,000
3.	Principal Terms of the Securities	:	Issue of 108,000 Ordinary Shares following the exercise of 108,000 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.
4.	Issue Price	:	108,000 Shares @ NZ$2.305
5.	Date of Issue	:	4 July 2006
6.	Number and Class of All Securities Quoted, Including This Issue	:	277,982,843 Ordinary Shares
7.	Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares	:	8,457,362

M D Richardson
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	108,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of 108,000 Ordinary Shares following the exercise of 108,000 Options granted under the Fisher & Paykel Appliances Share Option Plan in November 2001.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	108,000 Shares @ NZ$2.305 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee Share Option Scheme
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 July 2006, inclusive

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	277,982,843	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,457,362	Ordinary Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 4 July 2006

Print name: M D Richardson

== == == == ==

+ See chapter 19 for defined terms.

View Announcement

Headline: Ongoing Disclosure - M Church

Announcement text:

Disclosure Notice
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Michael David Church
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Chief Operating Officer Australia
5 Date of this disclosure notice 5 July 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Michael David Church
7. Class and type of security3 (as required by regulation 6B or regulation 8) Options to Buy Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 1 March 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 4 July 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Exercise of Options to Buy Ordinary Shares
14. Consideration8 (as required by regulation 10) Nil
15. Number of securities held prior, set out by class and type (as required by regulation 8) 348,000 Options to Buy Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 68,000 Options to Buy Ordinary Shares

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 280,000 Options to Buy Ordinary Shares

Signature

M Church

Disclosure Notice
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Michael David Church
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Chief Operating Officer Australia

5 Date of this disclosure notice 5 July 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Michael David Church
7. Class and type of security3 (as required by regulation 6B or regulation 8) Options to Buy Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 1 March 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 4 July 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Acquisition of Ordinary Shares
14. Consideration8 (as required by regulation 10) 68,000 @ $2.305
15. Number of securities held prior, set out by class and type (as required by regulation 8) 50,576
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 68,000

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 118,576 Ordinary Shares

Signature

M Church

Disclosure Notice
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Michael David Church
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Chief Operating Officer Australia
5 Date of this disclosure notice 5 July 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Michael David Church
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 1 March 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 4 July 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Disposal of Ordinary Shares
14. Consideration8 (as required by regulation 10) $4.6208 per
15. Number of securities held prior, set out by class and type (as required by regulation 8) 118,576

16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 68,000

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 50,576 Ordinary Shares

Signature

M Church

Embargo Until None

Description	Type	Size (kb)	Action
Ongoing Disclosure M Church	PDF file	39	

This announcement has no comments.

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Michael David Church
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Chief Operating Officer Australia
5	Date of this disclosure notice	5 July 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Michael David Church
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Options to Buy Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	1 March 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	4 July 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Exercise of Options to Buy Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	Nil
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	348,000 Options to Buy Ordinary Shares
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	68,000 Options to Buy Ordinary Shares

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	280,000 Options to Buy Ordinary Shares

Signature

M Church

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).	√	Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Michael David Church
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Chief Operating Officer Australia
5	Date of this disclosure notice	5 July 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Michael David Church
7.	Class and type of security[3] (as required by regulation 6B *or regulation 8)*	Options to Buy Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	1 March 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	4 July 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Acquisition of Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	68,000 @ $2.305
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	50,576
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	68,000

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Beneficial: 118,576 Ordinary Shares

Signature

M Church

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Michael David Church
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Chief Operating Officer Australia
5	Date of this disclosure notice	5 July 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Michael David Church
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	1 March 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	4 July 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Disposal of Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	$4.6208 per
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	118,576
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	68,000

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Beneficial: 50,576 Ordinary Shares

Signature

M Church

View Announcement

Headline	Notice of Issue of Securities
Announcement text	Fisher & Paykel Appliances Holdings Limited Stock Exchange Release 5 July 2006 Notice of Issue of Securities 1. Class of Securities Issued : Ordinary Shares 2. Number of Securities Issued : 73,333 3. Principal Terms of the Securities : Issue of 26,667 Ordinary Shares following the exercise of 26,667 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. Issue of 46,666 Ordinary Shares following the exercise of 46,666 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002. 4. Issue Price : 26,667 Shares @ NZ$2.305 46,666 Shares @ NZ$2.525 5. Date of Issue : 5 July 2006 6. Number and Class of All Securities Quoted, Including This Issue : 278,056,176 Ordinary Shares 7. Number and Class of All Securities Not Quoted : 8,384,029 Options to Acquire Ordinary Shares M D Richardson Company Secretary
Embargo Until	None

Description	Type	Size (kb)	Action
Notice of Issue of Securities	PDF file	12	

This announcement has no comments.

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Last 5 Released Announcement(s)

- Notice of Issue of Securities *Released - 5 Jul 2006 at 04:12:12 PM*
- Ongoing Disclosure - M Church *Released - 5 Jul 2006 at 03:42:05 PM*
- Notice of Issue of Securities *Released - 4 Jul 2006 at 04:01:15 PM*
- Ongoing Disclosure - M D Richardson *Released - 3 Jul 2006 at 11:43:18 AM*
- Notice of Issue of Securities *Released - 3 Jul 2006 at 10:55:44 AM*

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Logged in (1)

- *L Ross*

Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release 5 July 2006

Notice of Issue of Securities

1.	Class of Securities Issued	:	Ordinary Shares
2.	Number of Securities Issued	:	73,333
3.	Principal Terms of the Securities	:	Issue of 26,667 Ordinary Shares following the exercise of 26,667 Options Granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. Issue of 46,666 Ordinary Shares following the exercise of 46,666 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.
4.	Issue Price	:	26,667 Shares @ NZ$2.305 46,666 Shares @ NZ$2.525
5.	Date of Issue	:	5 July 2006
6.	Number and Class of All Securities Quoted, Including This Issue	:	278,056,176 Ordinary Shares
7.	Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares	:	8,384,029

M D Richardson
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	73,333
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of 26,667 Ordinary Shares following the exercise of 26,667 Options granted under the Fisher & Paykel Appliances Share Option Plan in November 2001. Issue of 46,666 Ordinary Shares following the exercise of 46,666 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	26,667 Shares @ NZ$2.305 per Ordinary Share 46,666 Shares @ NZ$2.525 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee Share Option Scheme
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 July 2006, inclusive

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	278,056,176	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,384,029	Ordinary Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 5 July 2006

Print name: M D Richardson

== == == == ==

+ See chapter 19 for defined terms.

13

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You are logged in as Linda Ross (Fisher & Paykel Appliances Holdings Limited - FPA)

View Announcement

Headline: Ongoing Disclosure - C Douglas

Announcement text:

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice). Ö
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Craig George Douglas
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Sales & Marketing
5 Date of this disclosure notice 6 July 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Craig George Douglas
7. Class and type of security3 (as required by regulation 6B or regulation 8) Options to Buy Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 27 June 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 5 July 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Exercise of Options to Buy Ordinary Shares
14. Consideration8 (as required by regulation 10) Nil
15. Number of securities held prior, set out by class and type (as required by regulation 8) 136,670 Options to Buy Ordinary Shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 20,000 Options to Buy Ordinary Shares

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 116,670 Options to Buy Ordinary Shares

Signature

C Douglas

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice). Ö
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Craig George Douglas
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Sales & Marketing

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- Ongoing Disclosure - C Douglas
  Status: *Waiting for review*
  Sent - 6 Jul 2006 at 10:48:39 AM

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- *L Ross*

5 Date of this disclosure notice 6 July 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Craig George Douglas
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 27 June 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 5 July 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Acquisition of Ordinary Shares
14. Consideration8 (as required by regulation 10) 20,000 @ $2.525 per
15. Number of securities held prior, set out by class and type (as required by regulation 8) 1,864
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 20,000

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 21,864 Ordinary Shares

Signature

C Douglas

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
Initial disclosure (complete Parts A, B, C, D, F and G of this notice). Ö
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Craig George Douglas
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Sales & Marketing
5 Date of this disclosure notice 6 July 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Craig George Douglas
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) -

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) 27 June 2006
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) 5 July 2006
12. Number of transactions6 (as required by regulation 12(2), if applicable) One

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) Disposal of Ordinary Shares
14. Consideration8 (as required by regulation 10) $4.6588 per
15. Number of securities held prior, set out by class and type (as

required by regulation 8) 21,864
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) 20,000

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) Beneficial: 1,864

Signature

C Douglas

Embargo Until None

Description	Type	Size (kb)	Action
Ongoing Disclosure Douglas	PDF file	40	

This announcement has no comments.

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Craig George Douglas
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Vice President Sales & Marketing
5	Date of this disclosure notice	6 July 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Craig George Douglas
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Options to Buy Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	27 June 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	5 July 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Exercise of Options to Buy Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	Nil
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	136,670 Options to Buy Ordinary Shares
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	20,000 Options to Buy Ordinary Shares

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	116,670 Options to Buy Ordinary Shares

Signature

C Douglas

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Craig George Douglas
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Vice President Sales & Marketing
5	Date of this disclosure notice	6 July 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Craig George Douglas
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	27 June 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	5 July 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Acquisition of Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	20,000 @ $2.525 per
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	1,864
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	20,000

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Beneficial: 21,864 Ordinary Shares

Signature

C Douglas

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

√ Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Craig George Douglas
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Vice President Sales & Marketing
5	Date of this disclosure notice	6 July 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Craig George Douglas
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	-

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	27 June 2006
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	5 July 2006
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	One

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	Disposal of Ordinary Shares
14.	Consideration[8] (as required by regulation 10)	$4.6588 per
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	21,864
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	20,000

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Beneficial: 1,864

Signature



C Douglas